SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                   AMBEV REPORTS FOURTH QUARTER 2002 RESULTS

São Paulo,  February 24, 2003 - Companhia de Bebidas das Américas - AmBev [NYSE:
ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's  fifth  largest  brewer and
Brazil's  leading beverage  company,  today announced its results for the fourth quarter 2002 (4Q02). The following financial and operating  information,  unless otherwise  indicated,  is presented  on a  consolidated  basis in nominal  Reais pursuant to Brazilian Corporate Law. Comparisons, unless otherwise stated, refer to the fourth quarter of 2001 (4Q01).

OPERATING AND FINANCIAL HIGHLIGHTS

•    Brazilian beer sales volume grew 4.6%; net sales/hl rose 10.8% to R$102.1

•    Brazilian  beer  market  share was 67.1% in  December  compared to 70.1% in
     September 2002

•    Soft drink sales volume rose 6.7%, with net sales/hl up 15.0% to R$64.4

•    Consolidated net sales increased 13.2%, reaching R$2,435.5 million

•    EBITDA in the quarter grew 44.8% to R$1,102.7  million;  EBITDA margin rose
     9.9 pp to 45.3%

•    EPADR was R$1.12, or US$0.32, during the fourth quarter

•    Net debt to EBITDA was 0.4x and net interest coverage was 14.6x in the year

Comments from Marcel  Telles,  Co-Chairman  of AmBev's Board of Directors:
"Our  people have  proved  time and again an  extraordinary  ability to deliver.
Despite  all the  uncertainty  in 2002,  such as rising  inflation  and a highly volatile macroeconomic climate, we grew our EBITDA by 25% and EVA by 61% in real terms.  Cash SG&A,  excluding direct  distribution,  fell by R$94 million in the second half of 2002 and plant  productivity  has improved,  supporting  our cost cutting  initiatives.  This strong  performance  was  possible due to our unique culture driven to achieve sustainable long term results.

No  doubt  2003  will  be  another  challenging  year.  Nonetheless,  the  price realignment  that came  partially in the fourth  quarter  will offset  higher US dollar  linked  variable  costs for 2003,  as well as the recent tax  increases.
AmBev has the people,  culture and the right strategic  approach to leverage the exceptional  opportunities  the Brazilian  market  offers.  We will get there by improving  POS execution  across our  distribution  network,  enhancing the soft drinks business and maintaining  focus on our commitment to reduce costs as much as we can. "

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

Top line  growth and cost  cutting  efforts  drove  profitability  higher in the
Brazilian beer segment this quarter.  Net sales rose 15.8% to R$1,861.3  million from  R$1,607.2  million in the same  period  last year and EBITDA  grew  52.3%, reaching R$966.8  million.  Net sales per hectoliter  reached R$102.1,  up 10.8%
from R$92.2 in the previous quarter and volumes rose 4.6%.  Volumes for the full year of 2002 declined  1.7%.

The 10.8%  increase in net sales per  hectoliter is a  consequence  of the price adjustment  that occurred in late October to compensate for the effect of higher dollar linked  variable costs  resulting from the 34.3%  devaluation of the Real during  2002.  Other  reasons  for the  growth  in net sales of  Brazilian  beer include; 1) the increase in the proportion of direct sales - which accounted for
29.4% of sales this  quarter,  versus 27.4% in the 4Q01; 2) the strong growth of our super premium brand Bohemia;  3) the launch of higher priced products,  such as Skol Beats and Chopp Express,  to address  specific  market  niches;  and, 4)
further  initiatives to train the sales force aiming to standardize  and improve point of sale execution. These positive effects on net sales per hectoliter were slightly offset by a change in the sales mix of returnable 600 ml bottles, which increased to 66.7% of sales this quarter compared to 65.3% in the fourth quarter of 2001.  It is important to note that despite  lower net sales per  hectoliter, profitability is positively impacted by this effect.

Market share in December  reached 67.1% versus 70.1% in September 2002 and 68.5%
in  December  2001.   During  the  quarter  the  decline  was   concentrated  in
supermarkets,  and is the effect of strong discount  levels in the  marketplace.
Importantly,  as expected, we already recovered some market share in early 2003, reaching 67.9%.

Cost of goods sold per hectoliter  excluding  depreciation fell 10.4% to R$33.2.
This was mainly a result of better US dollar prices for aluminum cans,  malt and hops, as well as a shift in the packaging mix towards returnable bottles,  which have lower costs per  hectoliter  than one way  formats.  Our  strategy to hedge dollar-linked  variable costs  guaranteed an implicit average exchange rate this quarter of R$2.52/US$, compared to a market rate of R$3.60/US$.  Therefore, cost savings of R$7.3/hl from the hedge initiatives,  or R$133 million,  are included in the cost of goods sold this quarter.

Selling,  general and  administrative  expenses  reached  R$368.8 million in the quarter,  2.9%  lower  than the  R$379.9  million  registered  in 4Q01.  Selling expenses fell, as fixed commercial expenses were reduced due to our cost cutting efforts.  Administrative expenses also declined as operational functions such as finance and  logistics  were  centralized  following the  implementation  of our
Shared  Services  Center  (SSC).  The  implementation  of the SSC  allowed for a
streamlining   in  the  company's  fixed  cost   structure.   Depreciation   and
amortization rose 50.2% due to continued  investment in direct  distribution and sub-zero beer cooler placements.

EBIT totaled R$827.5 million,  61.9% higher then the R$511.1 million reported in the 4Q01. EBIT margin was 44.5%, 12.7 percentage points above the 31.8% in 4Q01.
EBITDA grew 52.3%,  reaching  R$966.8  million  with an EBITDA  margin of 51.9%.
Brazilian beer EBITDA accounted for 87.7% of total consolidated EBITDA, compared to 83.3% in the fourth quarter of 2001.

Soft Drinks

Profitability  in soft drinks more than doubled last year,  with EBITDA reaching
R$184.4  million.  EBITDA  margin  was 16.8% in 2002 due to a 14.6%  rise in net sales per hectoliter. For the year as a whole, volumes were nearly flat (-1.1%), while  costs grew below  inflation,  helped by the  variable  cost hedge and the strict  operating  cost controls  enacted in line with the overall  Company cost reduction plan.

In the  fourth  quarter,  sales  volume  rose 6.7%.  Sales  volumes of Pepsi and
Guaraná Antarctica,  however, rose 13.3% in the fourth quarter of 2002, and 6.8%
in the full year as a consequence of our strategy to focus on Guaraná Antarctica and Pepsi.  Moreover, the segment continues to leverage on the experience of the execution at the point of sale of our leading beer brands. Market share declined slightly from 16.6% in September to 16.0% in December.  Pepsi Twist,  positioned as a premium brand, achieved a 1.2% national market share following a successful roll out.  Net sales per  hectoliter  in the quarter grew 15.1% to R$64.4 due to the combined effect of revenue and mix management.  Guaraná Antarctica and Pepsi rose as a percentage of total sales.

Cost of goods sold per hectoliter,  excluding  depreciation,  increased 13.5% to
R$36.3,  mainly driven by the sharp increase in the price of sugar,  which is US dollar  linked.  In addition,  cans rose to 25.5% of sales versus 24.1% in 4Q01, with a negative  consequence  on costs.  These  negative  impacts were partially offset by the  positive  effect of the hedge on  dollar-linked  variable  costs, notably packaging, which reached R$6.6/hl, or R$38 million.

Selling,  general and  administrative  expenses  reached R$73.1 million and were
16.1% below last year.  SG&A this quarter  benefited  from AmBev's  overall cost reduction efforts.

EBIT for the  segment  this  quarter was R$79.2  million,  up 145.5% from R$32.3 million last year.  EBITDA was R$97.2 million  compared to R$45.7 million in the fourth  quarter of 2001.  EBITDA margin reached 26.4% and EBITDA for the segment represented 8.8% of AmBev's  consolidated  EBITDA.  This compares to 6.0% in the fourth quarter 2001.

International Beer Business

Consolidated volumes from our international  operations rose 11.4% over the same period  last year.  Despite  the  increase  in the sales  volume,  the change in packing mix, and an increase in direct  distribution,  net sales per  hectoliter fell as a result of significant currency depreciation.

Consolidated EBITDA was US$7.3 million, down 44.7% when compared to the year-ago quarter. EBITDA margin fell to 19.5% versus 21.2% in 4Q01. The sharp decrease in
US dollar EBITDA  reflected the difficult  economic  conditions in substantially all the countries we operate,  with sharp  currency  devaluations  in Argentina,
Venezuela and Uruguay.

Beer sales  volume in  Argentina  grew 28.0% in the fourth  quarter.  Our market share in  December  declined  to 17.3%,  compared  to a record  high of 18.3% in
September.  Net sales per  hectoliter  reached  US$18.8,  56.1% below the fourth quarter of 2001. In Argentine  Pesos,  net sales per  hectoliter  increased from
P$49.1 in 4Q01 to P$64.1 this quarter.

EBITDA margins  improved in the fourth quarter 2002,  reaching 28.6% compared to
24.6% in the same period last year,  though the base of comparison is low due to the social unrest that took place in December 2001.  EBITDA in Argentina reached
US$3.7 million.

Sales volume in Venezuela rose 1.8% in September and November 2002 when compared to the same period last year. Our operation was negatively  impacted  during the quarter  since in December  no beer was sold due to the  general  strike and the political crisis that prevailed in the country.  Therefore,  sales volume in the fourth quarter  declined  28.0%.  Net revenue per  hectoliter  declined 28.8% to
US$49.1.  In local  currency,  however,  net  sales  per  hectoliter,  excluding
December,  were 23.0%  higher than during the same period in 2001.  Direct sales accounted for 86.9% of total sales,  compared to 76.6% in the fourth  quarter of
2001.  Fourth  quarter  EBITDA in Venezuela was US$0.1  million,  compared to an
EBITDA of US$4.7 million in the fourth quarter of 2001.

Other Products

Net sales for the fourth quarter of 2002 amounted to R$72.2 million, 21.9% below the same period last year.  EBITDA from this segment was R$12.5  million  versus
R$49.1  million  during the fourth  quarter of 2001.  The  decline is due to the removal of Molson's  Bavaria  brand from our  distribution  network in the first half of 2002. Sales volume of non-carbonated  beverages rose 49.0%,  principally due to the  addition of Gatorade to our  portfolio  during the first  quarter of
2002.

Net sales for this segment in the fourth  quarter were  comprised of by-products from  AmBev's  core  beverage  businesses  (21%);  non-alcoholic  non-carbonated beverage  sales,  such as Gatorade,  Marathon,  Lipton Ice Tea and Fratelli Vita
mineral water (59%) and malt sales to third parties (20%).

CONSOLIDATED RESULTS

Net Sales

Net sales  during the  quarter  rose 13.2% to  R$2,435.5  million  due to strong growth in net sales per  hectoliter in the  Company's  core beer and soft drinks operations  in  Brazil.  These  increases  were  driven by  revenue  management, continuous  improvement in point of sale execution,  and, the standardization of best practices across our extensive distribution network.

Cost of Goods Sold

Total cost of goods sold, excluding  depreciation,  fell 0.3% to R$926.5 million in the fourth  quarter of 2002.  Raw  material  cost per  hectoliter - primarily composed  of malt and hops for beer and sugar for soft  drinks - rose due to the sharp  increase  in  sugar  prices.  Packaging  cost per  hectoliter,  primarily composed of aluminum  cans and PET bottles,  fell 12.6% this quarter  because of the shift in the mix of beer sales towards returnable bottles.

The impact of the currency devaluation on these dollar-denominated  commodities, amounting  to  R$171  million  in the  quarter,  was  fully  offset  by  hedging transactions.  In the year,  our cost of sales would have been  R$345.7  million higher had  dollar-linked  costs not been hedged.  The average exchange rate for the hedging transactions was R$2.52/US$, compared to a market rate of R$3.60/US$
in 4Q02.

Labor cost per hectoliter  remained flat when compared to same period last year.
Other costs per hectoliter decreased in the quarter,  mainly because of our cost cutting plan.  AmBev achieved R$12 million in manufacturing  process  efficiency improvements in the quarter. On a per hectoliter basis, total cost of goods sold excluding depreciation was R$36.8, 5.4% lower than the fourth quarter of 2001.

Operating Expenses

Selling, General and Administrative Expenses

Selling,  general and  administrative  expenses  were 5.9% below the same period last year.  Selling expenses  totaled R$157.9  million,  a reduction of 26.8% or
R$57.9  million.  The  decline in SG&A is a  consequence  of 1) AmBev's  overall effort to reduce commercial fixed costs; 2) lower selling expenses in Reais from our  international  operations due to currency  devaluations in those countries;
and 3) a lower  allocation  of  marketing  expenses  in the  quarter  given  the seasonality  curve,  amounting to R$6.7  million.  AmBev's  policy is to booking marketing expenses according to a seasonal volume curve.

Administrative  expenses  fell 6.3% to R$94.1  million  due to the cost  cutting benefits of the implementation of the new Shared Services Center and information technology projects.

Depreciation and amortization  rose 30.9% to R$92.8 million due to the expansion
of  our  direct   distribution   network  and  sub-zero   cooler   placement  at
strategically located points of sale.

Direct Distribution Expenses

Direct  distribution  accounted  for  35.3% of total  sales  volume  during  the quarter, compared to 34.2% during the same period last year. Direct distribution expenses  were  R$154.2  million  in the  quarter,  or 7.7%  above the  year-ago quarter,  since direct sales volume continued to rise. Direct  distribution cost per  hectoliter  reached  R$17.1  in the  quarter,  1.7%  below the  R$17.3  per hectoliter registered in the fourth quarter of 2001.

Provision for Contingencies

Fourth quarter  provisions  totaled R$9.8  million.  This amount is comprised of
R$28.1  million  related  to a dispute  regarding  whether  financial  income is subject to  PIS/COFINS  tax and R$8.9 million for labor  provisions.  Provisions were partially  offset by the  reclassification  of inventory and impaired fixed assets to other operating expenses.

Other Operating Income, Net

Net other operating  expense during the fourth quarter was R$34.3 million.  This amount was primarily  composed of  R$26.2 million  in foreign exchange losses on our malting plants in Argentina and Uruguay, whose functional currency is the US dollar, goodwill amortization (Antarctica, Cympay, Salus) of R$27.7 million, and
R$31.4 million of provisions for impaired inventory and fixed assets.  Other net operating  income  was  positively  impacted  by R$40.4  million  in gains  from subsidiary tax incentives  forgiven by the government.  All other items amounted to a gain of R$10.6 million.

Financial Income and Financial Expenses

AmBev's foreign  currency  exposure is fully protected by hedging  transactions, which involve cash investments in U.S.  dollar-linked assets, as well as the use of swaps  and  derivatives.  In the last  three  months,  the US  dollar  coupon decreased  from 26.5%  p.a.  to 21.7% p.a.  causing a partial  reversion  of the negative  effect of marking the  securities  to market when the coupon rose from
11.0% to 26.5% in 3Q02.  Volatility  in the  Real/US  dollar  exchange  rate and interest rates cause  significant  variations in financial  income and expenses.
However,  all short-term  variations should be offset over the remaining term to maturity of each instrument held.

In the fourth  quarter of 2002, net financial  income  totaled  R$65.9  million, compared to a net financial  expense of R$123.5  million in the same period last year. The positive result in the fourth quarter of 2002 is the effect of marking
US dollar securities to market as the coupon fell, causing a R$300 million gain.

Regarding our capital  structure,  we delivered on our commitment to enhance the
Company's  investment grade credit profile by reducing short-term trade finance.
This  quarter,  we  amortized  R$1,253.0  million,  with  net  debt  falling  to
R$981.8 million  on December  31,2002.  AmBev  continues to have a strong credit profile  with net interest  coverage of 14.6x in 2002  compared to 18.5x in 2001 and a net debt to EBITDA  ratio of 0.4x  versus  1.0x in 2001.

Average cost of local  currency  short and  long-term  debt was 12.8% and 13.0%, respectively,  in Reais (comparable figures for 4Q01 were 11.1% and 9.0%). Local currency debt is composed principally of funding from the Brazilian  development bank BNDES.

Similarly,  our average cost of short and  long-term  foreign  currency debt was
9.9% and 9.7% in dollar  terms,  respectively,  compared to 8.2% and 9.1% in the fourth quarter 2001. Foreign currency debt is composed principally of the Senior
Notes and the Syndicated Loan, both issued in 2001.

Net Income

Net income  during the  quarter  reached  R$431.4  million,  compared to R$178.7 million during the same period last year. Earnings per ADR were US$0.32 (R$1.12)
in the fourth quarter of 2002,  compared to US$0.19  (R$0.47) in the same period last year. Net income was also affected by:

•    Non-Operating Income/Expense

     During  the fourth  quarter of 2002,  non-operating  expenses  amounted  to
     R$26.7 million,  composed primarily of a R$18.5 million loss on the sale of fixed assets.  All other items accounted for losses which amounted to R$8.2 million in the quarter.

•    Income Tax and Social Contribution

     The amount  provisioned for income tax and social  contribution  during the quarter was  R$411.8  million.  At the  statutory  tax rate of 34%,  fourth quarter  income tax  provision  would  have  amounted  to R$317.2  million.
     Non-deductible  losses generated in subsidiaries abroad amounted to R$138.6 million and all other items  amounted to a tax benefit of R$44.0 million in the quarter.

•    Profit Sharing and Contributions

     In the fourth  quarter  of 2002,  provision  for  employee  profit  sharing amounted to R$81.8 million.  For the twelve-month period ended December 31,
     2002, provision for profit sharing totaled R$112.3 million.  This amount is related to variable remuneration for employees and executives, and was paid given the  achievement  of AmBev's  corporate  goals,  based  upon  certain targets  including  EVA,  which grew 61% in real terms to R$628.1  million.
     Since  corporate  goals are achieved,  business units and individual  goals must be also achieved for employees to be elected to receive their bonuses.
     According to AmBev's  by-laws,  the maximum  percentage of net income to be paid in profit  sharing is 10% for employees and 5% for  directors.  During
     2002,  AmBev  contributed  R$12.8  million to the  Zerrenner  Foundation to ensure that the Foundation's future actuarial obligations were fully funded and expensed this amount directly to income.

•    Minority Interest

     Minority  shareholders  in our  subsidiaries  shared  in  losses  of R$47.4 million for the year ended  December 31, 2002,  compared to losses of R$0.3 million in 2001.  Higher losses were due principally to the economic crisis which  negatively  affected  the  net  income  of  our  international  beer operations.

Capital Expenditures

In 2002, capital  expenditures on property,  plant and equipment totaled R$522.3 million. These investments included maintenance of production equipment totaling
R$192.7 million,  direct distribution of R$149.9 million,  cooler investments of
R$72.4  million,  the  replacement  of bottles and crates of R$77.7  million and continued investments in information technology of R$29.6 million.

Acquisitions of stakes in subsidiaries and affiliates,  including acquisition of intangible assets net of cash,  totaled R$75.5 million comprised  principally of the purchase of an additional stake in Astra, which now is 96.2% owned by AmBev.

RECENT DEVELOPMENTS

Changes in disclosure

Beginning  in  1Q03,  our  soft  drinks  segment  will  include   non-carbonated
beverages,  currently  included in the other  segment.  We feel this change will align our disclosure  with the way our  operations are conducted,  with the soft drinks and non-carbonated beverage businesses managed together.

AmBev announces entrance in Peruvian Market

On February  19, 2003 AmBev  announced  its  decision to enter into the Peruvian
Beer Market through the construction of a production facility and a distribution network.  The  company's  plant will serve the local  market and will enable the company to export to neighborhood countries, such as Ecuador.

AmBev's  investments in the Peruvian  market are projected at US$38 million over the next 12 months.  This  amount is  comprised  of CAPEX,  working  capital and pre-operating  expenses as well as operating expenses (including launch expenses and marketing). AmBev expects to be fully operational in Peru during the 1H04.

AmBev announced new Buyback Program

On January 23, 2003, AmBev announced that its Board of Directors  approved a new
R$200 million  buyback program of common and preferred  shares.  This program is valid for a period of 90 days and may be renewed for  successive  90-day periods in case the total amount is not reached over the established  period.  AmBev may
repurchase  up  to   260,998,879   common  shares  (7.21%  of  free  float)  and
1,877,176,843  preferred  shares  (8.71% of free  float).  The  issuance  of put options for each class of shares was also  approved,  respecting  the limits set for the overall  program.  In 2002, the Company  realized R$337.1 million of the buyback program,  compared to R$488.9 million in 2001, including R$242.2 million related to the incorporation of Antarctica Nordeste.

Dividend Payments

On February 6, 2003,  AmBev  announced the approval by the Board of Directors of the  distribution  of  complementary  dividends  in the amount of  R$0.8430  and
R$0.9273,  per common and  preferred  ADR  respectively,  based on the  retained earnings  account of the  extraordinary  balance sheet at August 31, 2002, which will be considered as anticipation of the mandatory  minimum  dividends of 2002.
The  payments  will begin on  February  28,  2003 to  shareholders  of record at
February 21, 2003.

Total  dividends  paid in 2002  amounted to R$335.6  million,  a payout ratio of
35.0%, compared to R$313.4 million in 2001.

AmBev and Quinsa announced the conclusion of their strategic alliance

On January  31,  2003,  AmBev and  Quilmes  Industrial  (Quinsa)  announced  the successful  closing and completion of their strategic  alliance.  As a result of this  transaction,  AmBev  will  hold  36.1% of the  voting  rights  and a 37.5%
economic interest in Quinsa, and will proportionally consolidate its stake.

The completion of the deal follows the approval by Argentine regulators, subject to certain  conditions  and the  purchase  by BAC and AmBev of all the shares of
Quilmes  International  (Bermuda) Ltd ("QIB") previously held by Heineken for an aggregate price of US$ 102.7 million.  As a result of this purchase,  AmBev will own 8.6% of the QIB shares and BAC will own 6.4% of the QIB shares.

The combination of assets in Argentina, Bolivia, Paraguay and Uruguay will allow for the optimization of operating  processes,  a stronger financial position for both companies and enhanced  competitive  position  against other  international competitors in the region.  AmBev and Quinsa believe that the  transaction  will permit them to develop  one of the most  efficient  companies  in the region and deliver high quality products to their customers.

4Q02 EARNINGS CONFERENCE CALL

Date & Time:    Wednesday, February 26th, 2003
                10:00 am - US Eastern Time
                12:00 pm - São Paulo Time

Numbers:        US/Canada Participants:         (+1 888) 881-3328
                International Participants:     (+1 206) 902-3258
                Toll Free (Brazil):             (000 817) 253-8585
                Toll Free (UK):                 (0800) 96-9130
                Conference Call ID:             670.143.752.359 or AmBev

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements regarding  the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and
uncertainties.  There is no guarantee  that these results will actually   occur.
The  statements are based on many  assumptions  and factors,  including  general economic and market conditions, industry conditions, and operating factors.  Any changes in such  assumptions  or factors  could cause  actual  results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Dana Voelzke
(5511) 2122-1415
acdanav@ambev.com.br

Tobias Stingelin
(5511) 2122-1415
acts@ambev.com.br

Alexandre Saddy
(5511) 2122-1414
acars@ambev.com.br

                                WWW.AMBEV-IR.COM

Consolidated Statement of Cash Flows R$ 000	4Q02	4Q01	2002	2001
Cash Flows from Operating Activities				
Net income	**431,414**	**178,659**	**1,510,313**	**784,568**
Adjustments to reconcile net income				
to cash provided by operating activities				
Non-cash Expenses (Income)				
Depreciation and amortization	164,841	158,302	659,506	613,872
Contingencies and liabilites associated with				
tax disputes, including interest	41,795	27,768	123,714	33,907
Financial charges on contingencies	9,304	13,104	32,908	13,104
(Gain) loss on disposal of PP&E, net	64,616	3,837	63,312	(1,497)
Interest and monetary variation on employees				
stock purchase program	(74,670)	(23,563)	(88,095)	(33,555)
Interest and monetary variation on taxes and contributions	(16,960)	(26,712)	(21,405)	(33,077)
Financial charges on long-term debt	(230,153)	(33,101)	2,120,463	281,678
Forex variations and unrealized gain on cash equivalents,				
maketable securities and swaps	(170,880)	(100,182)	(1,007,183)	(100,182)
Provision for inventory and fixed assets	65,885	19,000	113,557	54,007
Deferred income tax (benefit) expense	387,254	118,817	(403,960)	(146,014)
Foreign exchange holding effect on assets abroad	22,502	49,603	(108,714)	(13,955)
Unexercised swap / hedge	(343,778)	59,369	(316,597)	36,252
Amortization of goodwill and intangible assets	-	(16,153)	-	(16,153)
Negative goodwill on incorporation of subsidiary	27,730	26,196	90,463	94,151
Minority interest	8,072	1,587	(47,354)	(292)
(Increase) decrease in assets				
Trade accounts receivable	(318,519)	(361,064)	107,887	(91,504)
Change in marketable securities	(109,349)	7,372	(368,123)	325,959
Sales taxes recoverable	(6,780)	29,840	(35,596)	(81,513)
Inventories	(104,068)	(120,572)	37,825	(187,020)
Prepaid expenses	(16,292)	(9,468)	(51,317)	(79,645)
Receivables and other	52,973	(41,584)	25,595	(88,865)
(Decrease) increase in liabilites			-	
Suppliers	333,479	95,441	260,631	(7,705)
Payroll, profit sharing and related charges	50,810	(10,329)	50,559	25,595
Income tax, social contribution, and other taxes recoverable			-	-
	54,065	182,880	(195,277)	45,815
Cash used for contingencies and legal proceedings	-	(45,544)	(34,766)	(107,541)
Other	15,182	77,373	224,831	12,105
Net Cash Provided by Operating Activities	**338,473**	**260,876**	**2,743,177**	**1,332,495**
Cash Flows from Investing Activites				
Proceeds on disposal of property, plant and equipment	39,843	37	98,271	42,162
Investments in affiliate companies	1,482	(54,841)	(75,525)	(220,118)
Property, plant and equipment	(198,792)	(154,853)	(522,348)	(446,829)
Payment for deferred asset	(14,755)	(18,537)	(45,533)	(82,607)
Net Cash Provided (Used) in Investing Activities	**(172,222)**	**(228,194)**	**(545,135)**	**(707,392)**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.